January 19, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief

Re:    Applied Industrial Technologies, Inc.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 18, 2017
File No. 1-02299

Dear Mr. O’Brien:

We are writing in response to your letter dated January 5, 2018 providing a comment on the referenced SEC filing by Applied Industrial Technologies, Inc. (“Applied,” the “Company,” or “we”). For your ease of reference, the Staff’s comment is reproduced below in bold font, followed by our response.

Note 7: Income Taxes, page 47

1.
We note that you recognized an income tax benefit of $22.2 million for a worthless stock deduction based on the write-off of your investment in one of your subsidiaries in Canada for US tax purposes during the fourth quarter of 2017. Please tell us the name of the subsidiary in question and provide us with a comprehensive discussion of the specific facts and circumstances that occurred during fiscal year 2017 resulting in this subsidiary meeting the requirements in section 165(g) of the Internal Revenue Code with reference to the guidance in Treasury Regulation Section 1.165-1(b) for the worthless stock deduction. Please address whether there is the possibility that the IRS may challenge the validity of this deduction. If so, please address the need to expand your disclosures to clarify.

Response:

The subsidiary in Canada for which the Company wrote off its investment in fiscal year 2017 is Reliance Industrial Products Ltd. (“Reliance”), which was acquired by Applied on May 1, 2014. Upon the acquisition of Reliance, an intercompany note payable was recorded on Reliance’s ledger as a result of the funding of the acquisition.

As a result of declines in sales and profit levels for Reliance, in the fourth quarter of fiscal 2017 Applied decided to restructure the operations of Reliance by winding up the legal entity and transferring the remaining assets to an affiliated company, which would continue the operations previously conducted by Reliance.

Effective May 25, 2017, Reliance converted from a Canadian corporation to a Canadian unlimited liability company under Canadian law, and made an initial classification election under Treas. Reg. § 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes (a check-the-box election). Because Reliance was treated as a corporation for U.S. federal income tax purposes before the conversion and became disregarded pursuant to the conversion, Reliance was deemed to distribute all of its assets and liabilities to its single owner in liquidation (the “Deemed Liquidation”) for U.S. federal income tax purposes at the time of the conversion.

Applied engaged a third-party valuation company to assist management in the valuation of Reliance as of March 31, 2017. The carrying value of the liabilities owed by Reliance, including its intercompany debt, exceeded the fair value of Reliance’s total assets. Therefore, Reliance was deemed insolvent for tax purposes as of March 31, 2017, and continued to be insolvent through the Deemed Liquidation on May 25, 2017.

Because the liabilities of Reliance exceeded the fair market value of Reliance’s assets at the date of the conversion, the conversion was treated as if Reliance transferred all of its assets to its creditors in satisfaction of its liabilities and the Reliance stock was cancelled for no consideration. Specifically, the March 31, 2017 valuation report shows total liabilities exceeding total assets by approximately $64.1 million, clearly demonstrating the insolvency of Reliance at the time of the conversion. Because Applied did not receive any value in exchange for the Reliance stock in the Deemed Liquidation, Applied was eligible to claim a worthless stock deduction with respect to its Reliance stock under section 165(g).

Treas. Reg. § 1.165-1(b) provides that in order to take a deduction, the loss must be (a) evidenced by a closed and completed transaction, (b) fixed by identifiable events, and (c) actually sustained during the taxable year. The conversion to an unlimited liability company and the check-the-box election became a completed transaction on May 25, 2017, which resulted in the Deemed Liquidation of Reliance. Pursuant to Revenue Ruling 2003-125, a check-the-box election filed by an eligible entity is an identifiable event to determine worthlessness under IRC §165(g)(3).

Neither the Internal Revenue Code nor the regulations define the term worthlessness for purposes of section 165(g). The stock of Reliance, on the date of the conversion, was worthless within the meaning of section 165(g) because the Reliance stock: (i) had no liquidating value, and (ii) under Rev. Rul. 2003-125, had no potential value as the Deemed Liquidation constituted the identifiable event that foreclosed any reasonable hope and expectation that the Reliance stock would become valuable in the future. Accordingly, Applied is eligible to claim a worthless stock deduction with respect to its Reliance stock under section 165(g) for the tax year ended June 30, 2017.

Once we determined the Company had a deductible loss, the Company applied Internal Revenue Code section 165(g)(3) to determine if the worthless stock deduction should be treated as ordinary versus capital for tax purposes. Because a US subsidiary of Applied owned all of the issued and outstanding stock of Reliance at the time of the conversion, the stock ownership requirement of section 165(g)(3)(A) was satisfied. The gross receipts test was also satisfied as more than 90 percent of the aggregate gross receipts of Reliance for all taxable years beginning on or after May 1, 2014 (the date of acquisition) have been from sources other than royalties, rents, dividends, interest, annuities, and gains from sales or exchanges of stocks and securities, within the meaning of section 165(g)(3)(B). Because both the ownership requirement and the gross receipts requirement are satisfied, as a result of the conversion, Applied is eligible to treat the worthless stock deduction as an ordinary loss pursuant to §165(g)(3) with respect to its Reliance shares equal to its adjusted basis in the Reliance shares for the tax year ended June 30, 2017.

On May 31, 2017, Reliance transferred all of its assets and trade liabilities to an affiliated company in partial satisfaction of its intercompany note payable. Reliance was subsequently liquidated (legally) on June 26, 2017.

We acknowledge that there is the possibility that the IRS may challenge the validity of the worthless stock deduction as well as any other deduction taken by the Company. Due to the magnitude of the Company’s worthless stock deduction, the Company sought technical tax advice from a third-party Big Four accounting firm to support management’s assertion that the worthless stock deduction criteria were met as of June 30, 2017. The Company received a “should-level” opinion from its external tax advisors in July 2017, confirming management’s considerations of the facts and circumstances summarized above, and advising that the Company “should be entitled to claim an ordinary worthless stock deduction under section 165(g)(3) with respect to its Reliance shares as a result of the Conversion for the tax year ended June 30, 2017.” Therefore, we are confident that the Company’s facts and circumstances support the appropriateness of the worthless stock deduction, and that the fourth quarter of fiscal year 2017 was the appropriate period to recognize the tax benefit. Further, we evaluated this transaction under ASC 740-10 and determined that a reserve was not required, as the transaction did not meet the threshold for recognition. As a result of all of the above, we believe that the Company's disclosures related to the worthless stock deduction were sufficient in the referenced SEC filing.

We hope the foregoing responses adequately address the comment raised in your letter dated January 5, 2018. Please contact me directly at (216) 426-4755 with any further questions or comments.

Sincerely,

/s/ David K. Wells

David K. Wells
Vice President-Chief Financial Officer & Treasurer